Exhibit 99.1

To:
Gilat Satellite Networks

Re:	Notice Regarding Change of Holdings of an Interest Party in Gilat Satellite Networks Ltd. (“Gilat”)

We hereby inform you that on February 3, 2014, we have signed an agreement with entities controlled by York (the “Agreement”) whereby we will purchase from York additional 2,106,121 ordinary shares of Gilat at a price of $5 per share. The closing of the transaction will occur no later than 21 days following the signing of the Agreement. Following the purchase of these shares, FIMI will hold 9,776,324 ordionary shares of Gilat representing 23.2% of Gilat’s issued share capital.

According to the Agreement, York will have a tag along right on sales of Gilat’s shares by FIMI for a period of four years from the date of the agreememnt signing (subject to transfers to permitted transferees that will not be subjected to the tag along right).

Respectfully,

FIMI 2007 Ltd.
FIMI V 2012 Ltd.

The above is a translation of the Hebrew notice received from FIMI earlier today.